October 27, 2011

VIA EDGAR CORRESPONDENCE & OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Martin James, Senior Chief Accountant

RE:	Solar Power, Inc.
Response to Staff Comments dated September 16, 2011
Form 10-K for the ended December 31, 2010
Filed March 14, 2011
Form 10-Q for the Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 000-50142

Dear Mr. James:

We provide the responses below to the Staff’s comment letter dated October 13, 2011. As requested, these responses are keyed to correspond to the Staff’s comment letter, and we have set out each of the Staff’s comments below followed by our response.

Unless the context requires otherwise, reference to we, our, us, SPI or the Company in the responses refers to Solar Power, Inc., the registrant.

Form 10-K for the Fiscal Year Ended December 31, 2010

Index to Financial Statements, page F-1

Note 13 – Asset Held for Sale, page F-22

1.	We note your response to prior comment 6. Please explain to us in more detail how you met the criteria to report this solar facility as an asset held for sale as of June 30, 2011. Within your response, please explain to us in more detail the nature of the active program that you initiated to locate a buyer and the other actions required to complete the plan to sell the asset. Also, discuss why you believe that the sale of the asset is probable of occurring as of June 30, 2011.

2240 Douglas Boulevard, Suite 200

Roseville, CA 95661-3875

Telephone (916) 770-8100 – Fax (916) 770-8199

Response to Securities and Exchange Commission

Comment Letter dated October 13, 2011

Response: Sales efforts for the project are facilitated primarily through the normal course of operations of the Company’s sales force and its executive team. As a completed solar project with operating history and debt financing in place, the project was marketed to any interested parties that may not have the risk tolerance to build and finance a Greenfield project. The project is featured on the Company’s website where potential buyers can read the case study and view a video addressing the need, construction, and operation of the system. Additionally, the Company maintains marketing materials for the project through Solar Power View, where the operating history, environmental impact, current operating conditions and views of the system can be accessed in real time with a potential customer.

The asset was available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such solar projects including normal due diligence of the buyer, and an assignment of the Power Purchase Agreement from the Company to the buyer. Other considerations included the transfer of the debt financing from the Company to the buyer should the buyer desire to assume the existing debt structure. This step would not be necessary if the buyer were to bring their own financing.

During the quarter ending June 30, 2011, the Company received interest from 2 parties including an overseas investor and an investment fund looking to raise capital for investment in solar projects. Based on the active interest in this project by the investment fund and the absence of any undue obstacles to a sale, the Company made the determination that the sale of the asset in the short term was probable as of June 30, 2011.

2.	We note your response to prior comment 7. Please provide to us your impairment analysis during the six months ended June 30, 2011. Within your discussion, please explain to us how the inputs were determined within the analysis.

Response: The summary for the impairment analysis is attached to this document as attachment “A”. To perform the analysis, an unlevered cash flow model was used based on the timing of the anticipated sale and taking into account the discounted rate of return indicated by potential investors. The inputs considered included system cost, annual revenue and expenses and the tax effect of non-cash items such as depreciation. System cost was determined by actual construction costs of the system less the funds received under the grant in lieu section of the investment tax credit. Cash inflows were determined using historical and projected revenue from power generation; expenses were determined based on historical operating costs and projected operating costs; depreciation was calculated using MACRS. The cash flow analysis used the remaining term of the Power Purchase Agreement which was approximately 24 years at June 30, 2011.

3.	Further to the above, please explain to us what you mean by your statement that “the company expects that future analysis of these components could result in further impairment of the carrying value of this asset based upon diminishing cash flows attributed to the remaining life of the Power Purchase Agreement.” Please explain to us how your impairment analysis as of June 30, 2011 considered this factor. Discuss if your plans have changed for this asset classified as held for sale.

2240 Douglas Boulevard, Suite 200

Roseville, CA 95661-3875

Telephone (916) 770-8100 – Fax (916) 770-8199

Response to Securities and Exchange Commission

Comment Letter dated October 13, 2011

Response: The primary revenue stream for the solar facility stems from the Power Purchase Agreement (PPA) in which the purchaser of power agrees to buy all output of the system over a 25 year term, with an option to extend the purchase of power for an additional 5 years. The fixed nature of the PPA agreement could result in diminished cash flows and would be a significant variable to the impairment analysis. The Company considered this in its impairment analysis as of June 30, 2011 by reducing the horizon of cash flows associated with the project to 24 years.

The Company continues to actively market this project for sale as a stand-alone investment, and as a project in to a portfolio of projects. Based on current investor interest in this solar facility, the Company concludes that a sale in the short term is probable. While we do not expect further impairment, we will continue to evaluate the potential of additional impairment based on the asset’s estimated fair value.

Form 10-Q for the Quarter Ended June 30, 2011

Note 18 – Related Parties, page 19

4.	We note your responses to prior comments 9 and 10. If material to an understanding of your liquidity and capital resources going forward, please revise your future filings to disclose that you have granted extended payment terms up to 180 days to LDK Solar Co., Ltd. related to purchase of your raw materials. Also, if material to an understanding of your results of operations, liquidity and capital resources, please revise future filings to more clearly explain the underlying reasons for the receivable for reimbursement of operating expenses for your China manufacturing and Hong Kong subsidiaries.

Response: The Company notes the Commission’s comment and will revise disclosure in future filings as appropriate.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure of its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned directly for further questions regarding these filings and this letter at (916) 770-8160.

Sincerely,

Solar Power, Inc.

By:	/s/ Jeffrey G. Winzeler
Jeffrey G. Winzeler, Chief Financial Officer

2240 Douglas Boulevard, Suite 200

Roseville, CA 95661-3875

Telephone (916) 770-8100 – Fax (916) 770-8199

Response to Securities and Exchange Commission

Comment Letter dated October 13, 2011

Attachment A

Aerojet 2 DCF for Impairment Analysis
		($Thousands)
Book Value as of June 30, 2011		6,669
IRR	6.61%
NPV at Market Required Rate	8.00%	6,249
Difference (rounded)		400

Year	Net Cash Flow
0	(6,669)
1	1,102
2	1,339
3	1,084
4	930
5	929
6	814
7	698
8	515
9	145
10	147
11	145
12	147
13	142
14	143
15	144
16	145
17	146
18	147
19	148
20	149
21	157
22	159
23	160
24	161

3,127

2240 Douglas Boulevard, Suite 200

Roseville, CA 95661-3875

Telephone (916) 770-8100 – Fax (916) 770-8199